SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 23, 2016 filed by the Company with the Comisión Nacional de Valores and Mercado de Valores de Buenos Aires S.A.:

By letter dated March 23, 2016, the Company reported that on March 16, 2016, IRSA Inversiones y Representaciones Sociedad Anónima filed with the U.S. Securities and Exchange Commission an amended Annual Report on Form 20-F/A that provides separate audited consolidated financial statements of IDBD Development Corporation Ltd. as of and for the fiscal year ended December 31, 2014, including the reports of independent auditors relating thereto, as required under Rule 3-09 of Regulation S-X (Rule 3-09). The financial statements as presented have been audited under United States Generally Accepted Auditing Standards (U.S. GAAS), in compliance with the requirements of Rule 3-09

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: March 23, 2016